UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. 5)*
THE SECURITIES EXCHANGE ACT OF 1934

Valaris Limited
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

G9460G101
(CUSIP Number)

Famatown Finance Limited
c/o Seatankers Management Co. Ltd
Deana Beach Apartments,  Block 1, 4th Floor,
33 Promachon Eleftherias Street
Ayios Athanasios
4103 Limassol
Cyprus
Attn: Christakis Theodoulou
+ (357) 25-858-300

with a copy to:
Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
+1 (212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

Famatown Finance Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,696,396

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,696,396

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,696,396

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.42%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,696,396

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,696,396

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,696,396

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.42%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS

C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,696,396

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,696,396

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,696,396

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.42%

14.	TYPE OF REPORTING PERSON

CO

*C.K. Limited is the trustee of two trusts (the “Trusts”) that indirectly hold all of the shares of Greenwich Holdings Limited and Famatown Finance Ltd. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Common Shares of the Issuer that are beneficially owned by Greenwich Holdings Limited. Mr. Fredriksen established the trusts for the benefit of his immediate family.  He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Common Shares and disclaims any control over such Common Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Amendment No. 4 to Schedule 13D (the “Amendment No. 4”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 26, 2024, the Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Commission on June 8, 2023, the Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Commission on January 27, 2023, the Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Commission on June 6, 2022, and the Schedule 13D filed with the Commission on December 23, 2021 (collectively, as amended, the “Schedule 13D”) filed by Famatown Finance Limited, a Cyprus company (“Famatown”); Greenwich Holdings Limited, a Cyprus company (“Greenwich Holdings”); and C.K. Limited, a Jersey company (“C.K. Limited”), with respect to the common shares, $0.01 per value per share (the “Common Shares”) of Valaris Limited (the “Issuer”). Capitalized terms used in this Amendment No. 5 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.
Item 1.	Security and Issuer.

This Amendment No. 5 is related to the Common Shares of the Issuer. The principal executive office of the Issuer is Clarendon House, 2 Church Street, Hamilton, Bermuda.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of the following:
(i)           Famatown;
(ii)         Greenwich Holdings; and
(iii)         C.K. Limited.
Famatown, Greenwich Holdings and C.K. Limited are collectively referred to as the “Reporting Persons.” Greenwich Holdings is the sole shareholder of Famatown. The shares of Famatown and Greenwich Holdings are indirectly held in the Trusts. C.K. Limited is the trustee of the Trusts.

(a., b., c. and f.)

 (i) The address of Famatown’s principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Famatown is acting as an investment holding company. The name, citizenship, present principal occupation of Famatown’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Christakis Theodoulou	Director
Mr. Theodoulou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Theodoulou is a citizen of Cyprus.

Costas Saveriades	Director	Mr. Saveriades’ principal business address is Iris House, 7th Floor, 740B, 8 John Kneedy Street, 3106 Limassol, Cyprus. Mr. Saveriades is a citizen of Cyprus.
Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House, 8th Floor, 840A, 8 John Kennedy Street, 3106 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

(ii) The address of Greenwich Holdings’ principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Greenwich Holdings is acting as an investment holding company. The name, citizenship, present principal occupation of Greenwich Holdings’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christakis Theodoulou	Director
Mr. Theodoulou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Theodoulou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr Kazamias is a citizen of Cyprus
Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House, 8th Floor, 840A, 8 John Kennedy Street, 3106 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus

(iii) The address of C.K. Limited’s principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Famatown and Greenwich Holdings. The name, citizenship, present principal occupation of C.K. Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Christakis Theodoulou	Director
Mr. Theodoulou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Theodoulou is a citizen of Cyprus.

Elena Georgiou Varnava	Alternate Director to Christakis Theodoulou
Ms. Georgiou Varnava’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Ms. Georgiou Varnava is a citizen of Cyprus.

JTC Directors Limited	Corporate Director	JTC Directors Limited’s business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. JTC Directors Limited is organized in Jersey.
Castle Directors Limited	Corporate Director	Castle Directors Limited’s principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. Castle Directors Limited is organized in Jersey.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
There are no material changes to the Schedule 13D.
Item 4.	Purpose of Transaction.
There are no material changes to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a, b)
According to the Issuer’s quarterly report on Form 10-Q, which was filed with the Commission on October 31, 2024, there were 71,118,393 Common Shares issued and outstanding as of October 24, 2024.  The Reporting Persons report beneficial ownership of the following Common Shares:

Famatown may be deemed to be the owner of 6,696,396 Common Shares, constituting 9.42% of the Common Shares outstanding. Famatown has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 6,696,396 Common Shares. Famatown has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 6,696,396 Common Shares.

Greenwich Holdings, through Famatown, may be deemed to be the beneficial owner of 6,696,396 Common Shares, constituting 9.42% of the Common Shares outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 6,696,396 Common Shares. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 6,696,396 Common Shares.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 6,696,396 Common Shares, constituting 9.42% of Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 6,696,396 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 6,696,396 Common Shares.

(c)
To the best of the Reporting Persons’ knowledge, all transactions in the Common Shares effected in the open market by the Reporting Persons since the most recent filing of the Schedule 13D are set forth in Schedule I to this Amendment No. 5.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person’s response to Item 4 is incorporated by reference into this Item 6.  To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Support Agreement, dated as of December 9, 2021, among the Issuer, Famatown and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021)

Exhibit C – Amendment to Support Agreement, dated as of January 25, 2023, among the Issuer, Famatown and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 27, 2023)

Exhibit D – Famatown Press Release, dated December 9, 2021 (incorporated by reference to Exhibit C of the original Schedule 13D filed by the Reporting Persons with the Commission on December 23, 2021)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 29, 2024
FAMATOWN FINANCE LIMITED

	By:	/s/ Christakis Theodoulou
	Name:	Christakis Theodoulou
	Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Christakis Theodoulou
Name:	Christakis Theodoulou
Title:	Director

C.K. LIMITED

By:	/s/ Christakis Theodoulou
Name:	Christakis Theodoulou
Title:	Director

Exhibit A

JOINT FILING AGREEMENT
Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment(s) thereto, relating to the Common Shares of the Issuer.
Date: November 29, 2024
FAMATOWN FINANCE LIMITED

	By:	/s/ Christakis Theodoulou
	Name:	Christakis Theodoulou
	Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Christakis Theodoulou
Name:	Christakis Theodoulou
Title:	Director

C.K. LIMITED

By:	/s/ Christakis Theodoulou
Name:	Christakis Theodoulou
Title:	Director

Schedule I

Transactions Effected Since the Most Recent Filing of the Schedule 13D

The following transactions in the Ordinary Shares were effected in open market purchases by Famatown Finance Limited since the most recent filing of the Schedule 13D:

Date	Amount of Common Shares Bought/(Sold)	Approx. Price per Common Shares
9/25/2024	19,436	54.495
9/26/2024	19,459	53.500
10/8/2024	50,000	53.757
10/9/2024	50,000	52.999
10/14/2024	19,448	51.735
10/15/2024	30,552	50.656
10/23/2024	100,000	49.146
10/29/2024	50,000	48.607
11/1/2024	50,000	48.486
11/5/2024	40,000	48.955
11/13/2024	5,379	48.743
11/18/2024	50,000	48.371
11/19/2024	100,000	47.004
11/20/2024	50,000	46.766
11/26/2024	50,000	46.620
11/27/2024	50,000	45.990